Hustle Con Media, Inc.
A Delaware Corporation

Financial Statements and Independent Accountant's Review Report
December 31, 2015 and 2014

Hustle Con Media, Inc.

TABLE OF CONTENTS



To the Stockholders of
Hustle Con Media, Inc.
San Francisco, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Hustle Con Media, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the year ended December 31, 2015 and for the period from November 25, 2014 (inception) to December 31, 2014, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
December 13, 2016

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Hustle Con Media, Inc.
Balance Sheets (Unaudited)
As of December 31, 2015 and 2014

	2015	2014
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 223,818	$ 44,910
Security deposits	5,750	-
Other current asset	35	-
Total Current Assets	229,603	44,910
Web domain, net	1,952	-
TOTAL ASSETS	$ 231,555	$ 44,910
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Accrued expenses	$ 7,417	$ -
Shareholder loans	45,000	45,000
SAFE agreement liability	245,000	-
Total Liabilities	297,417	45,000
Members' Equity:	-	(90)
Stockholders' Equity (Deficiency):		
Series F-1 Preferred Stock, 900,000 authorized, $0.001 par, 900,000 issued and outstanding at December 31, 2015	900	-
Common Stock, 10,000,000 authorized, $0.001 par, 4,100,000 issued and outstanding at December 31, 2015	4,100	-
Additional Paid-In Capital	-	-
Accumulated Deficit	(70,862)	-
Total Stockholders' Equity (Deficiency)	(65,862)	-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 231,555	$ 44,910

Hustle Con Media, Inc.
Statements of Operations (Unaudited)
For the year ended December 31, 2015 and for the period from November 25, 2014
(inception) to December 31, 2014

	2015	2014
Net revenues	$ 135,512	$ -
Cost of net revenues	12,837	-
Gross profit/(loss)	122,675	-
Operating Expenses:		
Compensation & benefits	131,869	-
General & administrative	55,001	90
Total Operating Expenses	186,870	90
Loss from operations	(64,195)	(90)
Other Income/(Expense):		
Interest expense	(1,597)	-
Interest income	20	-
Total Other Income/(Expense)	(1,577)	-
Provision for income taxes	-	-
Net loss	$ (65,772)	$ (90)

Hustle Con Media, Inc
Statements of Changes in Stockholders' Equity (Deficiency) (Unaudited)
For the year ended December 31, 2015 and for the period from November 25, 2014 (inception) to December 31, 2014

	Members' Equity	Series F-1 Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
		Number of Shares	Amount	Number of Shares	Amount			
Balance at November 25, 2014 (inception)	$ -	-	$ -	-	$ -	-	$ -	$ -
Net loss	(90)	-	-	-	-	-	-	(90)
Balance at December 31, 2014	(90)	-	-	-	-	-	-	(90)
Conversion to corporation	90	-	-	-	-	-	(90)	-
Common stock issuances	-	-	-	4,100,000	4,100	-	(4,100)	-
Preferred stock issuances	-	900,000	900	-	-	-	(900)	-
Net loss	-	-	-	-	-	-	(65,772)	(65,772)
Balance at December 31, 2015	$ -	900,000	$ 900	4,100,000	$ 4,100	$ -	$ (70,862)	$ (65,862)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Hustle Con Media, Inc.
Statements of Cash Flows (Unaudited)
For the year ended December 31, 2015 and for the period from November 25, 2014 (inception) to December 31, 2014

	2015	2014
Cash Flows From Operating Activities		
Net loss	$ (65,772)	$ (90)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	48	-
Changes in operating assets and liabilities:		
Increase in security deposits	(5,750)	-
Increase in other current asset	(35)	-
Increase in accrued expenses	7,417	-
Net Cash Used In Operating Activities	(64,092)	(90)
Cash Flows From Investing Activities		
Domain purchase cost	(2,000)	-
Net Cash Used In Investing Activities	(2,000)	-
Cash Flows From Financing Activities		
Issuance of SAFE Agreements	245,000	-
Shareholder loans	-	45,000
Net Cash Provided By Financing Activities	245,000	45,000
Net Change In Cash	178,908	44,910
Cash at Beginning of Period	44,910	-
Cash at End of Period	$ 223,818	$ 44,910

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Hustle Con Media, Inc.
Notes to Financial Statements (Unaudited)
As of December 31, 2015 and 2014 and for the periods then ended

Note 1. Nature of Operations

Hustle Con Media, Inc. (the "Company"), is a corporation formed under the laws of Delaware. The Company was originally incorporated as a California limited liability company on November 25, 2014 under the name Hustle Con Media LLC (the "LLC"). The LLC converted to a Delaware corporation on June 3, 2015. The Company operates a business news website and hosts an annual conference for entrepreneurs.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2015, the Company has had limited revenue producing activities, is dependent upon additional capital resources for its planned operations, and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2015 and 2014, the Company carried no receivables and no allowances as of either date.

<u>Fair Value Measurements</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

<u>Property and Equipment and Web Domains</u>

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives. The Company's web domain assets are recorded at the acquisition cost and are amortized on a straight-line basis over the years expected to be benefited, which the Company has estimated as a 15 year useful life.

<u>Revenue Recognition</u>

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

<u>Concentration</u>

The Company hosts an annual conference called Hustle Con and derives a significant portion of its revenue from this conference. A change to the Company's ability to host this conference could have a significant negative impact on the Company.

<u>Organizational Costs</u>

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

<u>Federal Income Taxes</u>

Topic 740-10, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Topic 740-10 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes tax related interest and penalties, if any, as a component of income tax expense.

The federal tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. State tax returns are subject to examination generally for five years after they are filed.

<u>Recent Accounting Pronouncements</u>

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Hustle Con Media, Inc.
Notes to Financial Statements (Unaudited)
As of December 31, 2015 and 2014 and for the periods then ended

Note 3. Web Domains

Website domain costs consisted of the following as of December 31, 2015:

Website domain, at cost	$2,000
Less: accumulated amortization	(48)
Website domain, net	$1,952

For the periods ended December 31, 2015 and 2014, the Company recognized amortization expense of $48 and $0, respectively.

Note 4. SAFE Agreements

During the year ended December 31, 2015, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with eleven investors in exchange for cash investments totaling $245,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors certain rights to future equity in the Company under the terms of the agreements.

The SAFE agreements become convertible into shares of the Company's preferred stock upon a qualified equity financing (as defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 15% discount to the pricing in the triggering equity financing; B) the price implied by a $3,500,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

If there is a liquidity event the investors, at their option, will receive cash payments equal to the original investment, or automatically receive from the Company the number of shares of common stock equal to the original investment divided by the liquidity price (as defined in the agreements) at the time of liquidity event.

In the case of a dissolution event prior to expiration or termination, the Company will pay an amount equal to the original investment, in preference to any distribution of any of the assets of the Company to holders of the Company's outstanding capital stock.

As of December 31, 2015, the SAFE agreements have not yet converted as a qualifying financing had not yet occurred. The SAFE agreements are recorded as a liability until conversion occurs.

Note 5. Stockholder Loans

In 2014, the Company entered into promissory note agreements with three stockholders of the Company, which are related parties, for total principal of $45,000. The notes call for an annual interest rate of 3.5% and are payable on demand. During 2015, the Company recognized $1,597 of interest expense related to these obligations, all of which was accrued and unpaid as of December 31, 2015. No payments have been made on these obligations as of December 31, 2015 and 2014 and therefore the balance due under these arrangements remains $45,000 as of each December 31, 2015 and 2014.

Hustle Con Media, Inc.
Notes to Financial Statements (Unaudited)
As of December 31, 2015 and 2014 and for the periods then ended

Note 6. Stockholders' Equity

The Company was originally incorporated as a California limited liability company. The membership interests in such and associated members' equity were applied to stockholders' equity and the members were issued common stock in the corporation in exchange for their membership interests. Upon conversion to a Delaware corporation in June 2015, the Company authorized 10,000,000 shares of $0.001 par value common stock and 900,000 shares of $0.001 par value preferred stock. All 900,000 shares of the Company's preferred stock are designated as "Series F-1 Preferred Stock."

The preferred stockholders have certain dividend preferences over common stockholders, including a $0.00008 per share non-cumulative dividend right. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the Articles of Incorporation). Preferred stockholders also have a special conversion right which provides for a conversion right effective from December 3, 2015 until June 3, 2017, whereby preferred stock becomes convertible into the preferred stock series issued in the new financing (as defined in the Articles of Incorporation) upon a new financing of $2,500,000 or more, at a rate commensurate with the rate of common stock conversion of the new financing. Finally, the preferred stock is automatically converted into common stock upon the earlier of June 3, 2017 or a 2/3 vote of preferred stockholders. The preferred stockholders are entitled to a liquidation preference over common stockholders. Preferred stockholders have voting powers on an as converted basis with common stockholders.

Common Stock

During 2015, the Company issued 4,100,000 shares of common stock to four of its co-founders for intellectual property and services conveyed to the Company. As of December 31, 2015, 4,100,000 shares of common stock were issued and outstanding. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms (generally four years) contingent upon continuous service with the Company and other terms defined in the agreements, which provide the Company the right to repurchase unvested shares at $0.0001 per share upon termination of continuous service to the Company. As of December 31, 2015, 1,139,583 of the issued and outstanding shares of common stock had vested.

The Company has reserved 900,000 shares of its common stock pursuant to the 2015 Stock Plan. 90,000 stock options were issued in 2015.

Preferred Stock

In 2015, the Company issued 900,000 shares of Series F-1 Preferred Stock to two of its co-founders for intellectual property and services conveyed to the Company.

Note 7. Share-based Payments

During 2015, the Company adopted the 2015 Stock Plan, as amended and restated (the "Plan"), providing for the issuance of restricted stock awards and issuance upon the exercise of options granted pursuant to the Plan of an aggregate of up to 900,000 of the authorized but unissued or reacquired shares of common stock of the Company. Shares available for grant under the Plan amounted to 810,000 as of December 31, 2015. Vesting generally occurs over a period of immediately to four years. The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options is estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

In July 2015, the Company issued an employee 90,000 stock options with an exercise price of $0.01 per share, which vest 25% at the one year anniversary and then 1/48 per month on a monthly basis thereafter, until all options have vested at the 48-month anniversary of issuance (zero vested as of December 31, 2015). The Company determined that the issuance date fair value of these options was trivial and therefore did not record compensation expense in conjunction with this issuance.

Note 8. Income Taxes

From its November 25, 2014 inception until June 3, 2015 conversion to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements during that period.

For the period after the June 3, 2015 conversion to a corporation, the Company was taxed as a corporation. The Company did not record an income tax benefit for this period as it has incurred taxable losses and has no history of generating taxable income, and therefore the Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Therefore, the Company recorded a full valuation allowance against its deferred tax assets of $32,130 as of December 31, 2015. As of December 31, 2015, the Company has net operating loss carryforward of $80,660 which will begin to expire in 2035. The Company estimates its deferred tax assets and liabilities using an effective tax rate of 39.8%.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Note 9. Going Concern

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has realized recurring net losses, which totaled $65,772 and $90 for the periods ended December 31, 2015 and 2014, respectively. The Company's ability to continue as a going concern for the next twelve months from the issuance of these financial statements is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 10. Subsequent Events

Common Stock

In October 2016, the Company issued 30,000 shares of common stock for payment of advisory fees. The shares issued in this arrangement vest on a monthly basis over 24 months contingent upon the advisor's continued services to the Company, where unvested shares are subject to a repurchase option by the Company.

SAFE Agreements

During 2016, the Company has entered into several SAFE agreements (Simple Agreement for Future Equity) in exchange for cash proceeds of $490,000 and services totaling $150,000. The SAFE agreements provide for conversion to equity under similar terms to those discussed in Note 4, except the 2016 issuances instead used valuation caps varying from $4,500,000 to $6,500,000.

Stock Options

During 2016, the Company issued 212,000 stock options with a weighted average exercise price of $1.18 per share.

Management's Evaluation

Management has evaluated subsequent events through December 13, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.